UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42604

TMD Energy Limited

(Exact name of Registrant as specified in its charter)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 11, 2026, TMD Energy Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), entered into a Letter of Guarantee (the “Corporate Guarantee”) in favor of MBSB Bank Berhad (the “Bank”) in respect of additional requirement for an existing Islamic financing facilities (the “Facilities”), with an aggregate limit of up to RM212.80 million (approximately US$52.00 million),  made available by the Bank to Tumpuan Megah Development Sdn. Bhd. (“TMD”), an indirect wholly-owned subsidiary of the Company held through its direct wholly-owned subsidiary of the Company, Straits Marine Fuels & Energy Sdn. Bhd.

The foregoing description of the Corporate Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Corporate Guarantee, a copy of which is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Letter of Guarantee by TMD Energy Limited to MBSB Bank Berhad, dated August 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

	By:	/s/ Dato’ Sri Kam Choy Ho
	Name:	Dato’ Sri Kam Choy Ho
Date: August 11, 2026	Title:	Director and Chief Executive Officer